Exhibit 99.1

October 1, 2012

The Manager-Listing

Bombay Stock Exchange Limited, Mumbai

The Manager-Listing

National Stock Exchange of India Ltd., Mumbai

The Market Operations

NYSE, New York

Dear Sir

Sub: Press Release—Wipro appoints Mr Vyomesh Joshi to its Board

We are sending a copy of the press release being released today intimating about appointment of Mr Vyomesh Joshi as a Director on Wipro Limited’s Board of Directors pursuant to the approval by the Board. The appointment will be effective October 1, 2012.

Yours faithfully

For Wipro Limited

V Ramachandran

Company Secretary

Encl; a/a

Wipro Limited Appoints Vyomesh Joshi to its Board

Bangalore, India—October 01, 2012: Wipro Limited today announced the appointment of Mr. Vyomesh Joshi, a well-respected information technology industry veteran and influencer, to its board of directors with immediate effect.

Mr. Joshi will serve as an independent member on the board and will bring to Wipro a wealth of experience, having spent over three decades in the industry. He was until recently the Executive Vice President of Hewlett-Packard’s USD 25.8 bn* Imaging and Printing Group.

Welcoming Mr. Joshi to the Board, Mr. Azim Premji, Chairman, Wipro Limited said, “He brings in a unique combination of wisdom and technical capabilities. I am sure that Wipro will benefit from his insights and experience.”

Commenting on his appointment Mr. Joshi said, “I have for long admired Wipro as a company, as much for its business excellence as for its strong commitment to values. I look forward to contributing to the company as it prepares for its future challenges.”

Mr. Joshi completed his Masters’ Degree in Electrical Engineering from Ohio State University, US. He joined Hewlett Packard in 1980 as a research and development engineer and retired in March 2012 after a 32-year career with HP. He served as a Director at Yahoo Inc. from July 2005 to May 13, 2012. Mr. Joshi currently serves as a Member of Dean’s Advisory Council at The Rady School of Management at the University of California, San Diego.

*As per the latest audited financials for year ended 31st October, 2011

Media Contact

Vipin Nair

+91 9845014036

vipin.nair1@wipro.com

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Wipro’s forward looking and cautionary statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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